

November 21, 2012

Via E-mail
Dale Schenk, PhD
President and Chief Executive Officer
Prothena Corporation plc
650 Gateway Boulevard
San Francisco, CA 94080

Re: Prothena Corporation plc
   Amendment No. 1 to Registration Statement on Form 10
   Filed November 8, 2012
   File No. 001-35676

Dear Dr. Schenk:

   We have reviewed Amendment No. 1 to your registration statement on Form 10 and response letter filed on November 8, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement
General

1.   We note your response to our prior comment 6 and your associated revisions. In your revisions to page 43 under "Material U.S. Federal Income Tax Consequences," you state that the opinions delivered by the tax advisors will be based on "certain assumptions and representations as to factual matters made by Elan." Please expand your disclosure to briefly describe such assumptions and representations. In addition, in your risk factor on page 29 entitled "If the IRS successfully challenges the tax-free treatment…," please discuss the factors that make qualification under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code uncertain, as you have done on page 43.

Arrangement Between Elan and Prothena
Demerger Agreement, page 51

2. We note your response to our prior comment 30. Please expand your disclosure to specifically list the material assets to be transferred and the material liabilities to be assumed by Prothena.

Patents and Intellectual Property, page 79

3. We note your response to our prior comment 35 that you have exclusively licensed the University of Tennessee's joint ownership interest in patent applications. As appropriate in your Business section, please expand your disclosure to describe the material terms of the license agreement, including the rights and obligations of the parties, aggregate amounts paid to date, aggregate milestone payments, range of royalties, term and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

4. We note your response to our prior comment 36. Please also confirm that you will disclose the material terms of the agreements you enter into with Elan affiliates concerning patent rights, including the rights and obligations of the parties, aggregate amounts paid to date, aggregate milestone payments, term and termination provisions. Please be advised that you should disclose the material terms of, and file as exhibits, all of the agreements with Elan affiliates referenced in your discussion of your patents on page 79, including the sublicenses of U.S. and foreign patent rights owned by Janssen Alzheimer Immunotherapy relating to immunotherapeutic approaches targeting misfolding proteins.

Director Compensation, page 88

5. We note your response to our prior comment 40. Please expand your disclosure to provide the companies in your peer group.

Certain Relationships and Related Third Person Transactions, page 91

6. We note your response to our prior comment 41 and your cross-reference on page 91 to the section entitled "Arrangements Between Elan and Prothena." As a preface to this cross-reference, please expand your disclosure to briefly explain the general nature of these arrangements and the reason that they are required to be included in your discussion of "Certain Relationships and Related Party Transactions."

Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Christopher T. Cox, Esq.
        Cadwalader, Wickersham & Taft LLP
        One World Financial Center
        New York, New York 10281